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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A
                      (AMENDMENT NO. 3 (FINAL AMENDMENT))
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D

                               ----------------

                         MDL INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                         GOLDEN GATE ACQUISITION CORP.
                             ELSEVIER SCIENCE INC.
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (BIDDERS)

                               ----------------

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   55267R102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               HENRY HORBACZEWSKI
                               REED ELSEVIER INC.
                             275 WASHINGTON STREET
                    NEWTON, MASSACHUSETTS 02158 617-558-4227
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                    COPY TO:
                                LARRY W. SONSINI
                                MARTIN W. KORMAN
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                    PALO ALTO, CALIFORNIA 94304 415-493-9300

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

  CUSIP NO. 55267R102


 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Golden Gate Acquisition Corp.
--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

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 3.  SEC Use Only

--------------------------------------------------------------------------------

 4.  Sources of Funds
     WC

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 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(f)                                                  [_]

--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization
     Delaware

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6.  Citizenship or Place of Organization
    Delaware

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7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    Directly: 8,510,060 shares of Common Stock (including approximately 36,066 shares subject to guarantee of delivery)
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row (7) Excludes                      [_]
    Certain Shares
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
     96.4% of outstanding Common Stock (based on 8,827,543
    shares of Common Stock outstanding as of April 23, 1997)
--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

  CUSIP NO. 55267R102

 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Elsevier Science Inc.
--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

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 3.  SEC Use Only

--------------------------------------------------------------------------------

 4.  Sources of Funds
     AF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(f)
                                                                          [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    New York

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
    Indirectly through Golden Gate Acquisition Corp.: 8,510,060 shares of Common Stock (including approximately 36,066
    shares subject to guarantee of delivery)
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row (7) Excludes                      [_]
    Certain Shares
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
    96.4% of outstanding Common Stock (based on 8,827,543
    shares of Common Stock outstanding as of April 23,
    1997)
--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

  CUSIP NO. 55267R102


 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Reed International P.L.C
--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.  SEC Use Only

--------------------------------------------------------------------------------

 4.  Sources of Funds
     AF
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(f)
                                                                            [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    England

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
    Indirectly through Golden Gate Acquisition Corp.: 8,510,060 shares of Common Stock (including approximately 36,066
    shares subject to guarantee of delivery)
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row (7) Excludes                      [_]
    Certain Shares
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
    96.4% of outstanding Common Stock (based on 8,827,543
    shares of Common Stock outstanding as of April 23,
    1997)
--------------------------------------------------------------------------------

10.  Type of Reporting Person
     CO

  CUSIP NO. 55267R102


 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Elsevier NV
--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.  SEC Use Only

--------------------------------------------------------------------------------

 4.  Sources of Funds
     AF
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(f)
                                                                            [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    The Netherlands

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
    Indirectly through Golden Gate Acquisition Corp.: 8,510,060 shares of Common Stock (including approximately 36,066
    shares subject to guarantee of delivery)
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row (7) Excludes                      [_]
    Certain Shares
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
    96.4% of outstanding Common Stock (based on 8,827,543
    shares of Common Stock outstanding as of April 23,
    1997)
--------------------------------------------------------------------------------

10.  Type of Reporting Person
     CO

  This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on March 28, 1997 (as amended previously and hereby, this "Statement") by Golden Gate Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Elsevier Science Inc., a New York corporation ("ESI"), and an indirect wholly owned subsidiary of (i) Reed International P.L.C., a corporation organized under the laws of England ("PLC") and (ii) Elsevier NV, a corporation organized under the laws of The Netherlands ("NV"). This Statement relates to Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MDL Information Systems, Inc., a Delaware corporation (the "Company") at a price of $32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

  In accordance with General Instruction F to Schedule 14D-1, this Amendment No. 2 also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares as more fully described below.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV") of the Offer to Purchase is incorporated herein by reference.

  The Offer expired on 12:00 midnight, New York City time, Thursday, April 24, 1997. Based on information provided by Citibank, N.A., the depository for the Offer, a total of 8,510,060 Shares, (including approximately 36,066 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer, and were accepted for payment by Purchaser. These shares represent approximately 96.4% of the 8,827,543 Shares outstanding as of April 23, 1997.

 The consummation of the Offer was publicly announced in a press release on April 25, 1997, a copy of which is attached as Exhibit 99(a)(10) to this Statement.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 99(a)(1)(F) Form of Offer to Purchase dated March 28, 1997.
 99(a)(2)(F) Form of Letter of Transmittal.
 99(a)(3)(F) Form of Notice of Guaranteed Delivery.
 99(a)(4)(F) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees.
 99(a)(5)(F) Form of Letter to Clients.
 99(a)(6)(F) Form of Guidelines for Certification of Taxpayer Identification
             number on Substitute Form W-9.
 99(a)(7)(F) Summary Advertisement as published in The Wall Street Journal on
             March 28, 1997.
 99(a)(8)(F) Press Release issued by ESI and the Company on March 24, 1997.
 99(a)(9)(F) Press Release of April 14, 1997.
 99(a)(10)   Press Release of April 25, 1997.
   (b)       None.
 99(c)(1)(F) Agreement and Plan of Merger, dated as of March 23, 1997, among
              ESI, Purchaser and the Company.
 99(c)(2)(F) Employment Agreements, dated as of March 23, 1997, between the
              Company and each of Steven D. Goldby, Thomas D. Jones, John J.
              Hanlon and Dan E. Kingman and Proposed Employment Agreement
              between the Company and John Priestley.
   (d)       None.
   (e)       Not applicable.
   (f)       None.

--------
(F) Previously filed.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 25, 1997

                                          Golden Gate Acquisition Corp.

                                          By:  /s/ Herman P. Spruijt
                                             ----------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Elsevier Science Inc.

                                          By:  /s/ Herman P. Spruijt
                                             ----------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Reed International P.L.C.

                                          By:  /s/ Herman J. Bruggink
                                             ----------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Director

                                          Elsevier NV

                                          By:  /s/ Herman J. Bruggink
                                             ----------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Chairman